UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

REGIS CORPORATION

(Name of Issuer)

Common Stock, par value $.05 per share

(Title of Class of Securities)

758932107

(CUSIP Number)

April 13, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758932107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Birch Run Capital, LLC*
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,858,155
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,858,155
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,858,155
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.2%
12.	Type of Reporting Person (See Instructions) IA

*	Birch Run Capital, LLC is a registered investment adviser.

CUSIP No. 758932107

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Birch Run Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 689,785
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 689,785
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 689,785
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 758932107

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Birch Run Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 689,785
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 689,785
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 689,785
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 758932107

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Walnut BRC GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,168,370
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,168,370
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,168,370
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 758932107

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Torch BRC, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,778,656
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,778,656
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,656
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 758932107

1.	Names of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Walnut BRC, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,389,714
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,389,714
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,389,714
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

	(a)	Name of Issuer Regis Corporation

	(b)	Address of Issuer’s Principal Executive Offices 7201 Metro Boulevard, Edina, MN 55439

Item 2.

(a)

Name of Person(s) Filing

(A) Birch Run Capital, LLC

        Birch Run Capital, LLC serves as investment adviser to Birch Run Capital GP, LLC and Walnut BRC GP, LLC

(B) Birch Run Capital GP, LLC

        Birch Run Capital GP, LLC serves as General Partner to Birch Run Capital Partners, L.P.

(C) Birch Run Capital Partners, L.P.

(D) Walnut BRC GP, LLC

        Walnut BRC GP, LLC serves as general partner of Torch BRC, L.P. and Walnut BRC, L.P.

(E) Torch BRC, L.P.

(F) Walnut BRC, L.P.

	(b)	Address of Principal Business Office or, if none, Residence (A) – (F) 1350 Broadway, Suite 2412, New York, NY 10018

	(c)	Citizenship (A) – (E): DELAWARE

	(d)	Title of Class of Securities Common Stock, par value $.05 per share

	(e)	CUSIP Number 758932107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(2)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(2)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(2)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(2)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.**

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned

Birch Run Capital, LLC	0	5,858,155	5,858,155	10.2%

Birch Run Capital GP, LLC	0	689,785	689,785	1.2%

Birch Run Capital Partners, L.P.	0	689,785	689,785	1.2%

Walnut BRC GP, LLC	0	5,168,370	5,168,370	9.0%

Torch BRC, L.P.	0	1,778,656	1,778,656	3.1%

Walnut BRC, L.P.	0	3,389,714	3,389,714	5.9%

**	Above figures reflect most recent beneficial ownership data from April 18, 2012.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2012

Birch Run Capital, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Birch Run Capital GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Birch Run Capital Partners, L.P.

By:	Birch Run Capital GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Walnut BRC GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Walnut BRC, L.P.

By:	Walnut BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Torch BRC, L.P.

By:	Walnut BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. 758932107

Exhibit Index

Exhibit	Description

A	Joint Filing agreement, dated April 18, 2012 (incorporated herein by reference to Exhibit A to the Amended Schedule 13G filed with the SEC on April 18, 2012)

B	Power of Attorney, dated April 18, 2012 (incorporated herein by reference to Exhibit B to the Schedule 13G filed with the SEC on April 18, 2012)

Exhibit A    Schedule 13G Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: April 18, 2012

Birch Run Capital, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Birch Run Capital GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Birch Run Capital Partners, L.P.

By:	Birch Run Capital GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Walnut BRC GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Walnut BRC, L.P.

By:	Walnut BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Torch BRC, L.P.

By:	Walnut BRC, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Exhibit B    Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Caren Abramovich hereby constitutes and appoints Gregory Smith to act on Caren Abramovich’s behalf in the event that she is not available or able to sign, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: April 18, 2012

/s/ Caren Abramovich
Caren Abramovich